Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

DISCLOSEABLE TRANSACTION

CAPITAL CONTRIBUTION AND DEEMED DISPOSAL OF CSA LOGISTICS

THE AGREEMENT

On 21 December 2020 (after trading hours), the Company, CSA Logistics, Shanghai Yinnan, Taicang Zhongding, Shuangbai No. 1, Junlian Yige, Zhongjin Qichen, Zhongjin Pucheng, Sinotrans and Zhuhai Yuanqi entered into the Agreement, pursuant to which the registered capital of CSA Logistics will be increased from RMB1 billion to RMB1.818181820 billion through the capital contribution to be made by Shanghai Yinnan, Taicang Zhongding, Shuangbai No. 1, Junlian Yige, Zhongjin Qichen, Zhongjin Pucheng, Sinotrans and Zhuhai Yuanqi.

As at the date of this announcement and prior to completion of the Capital Contribution contemplated under the Agreement, CSA Logistics is a wholly-owned subsidiary of the Company. After completion of the Capital Contribution contemplated under the Agreement, CSA Logistics will be owned as to approximately 55.0%, 10.0%, 10.0%, 10.0%, 5.0%, 1.9%, 0.6%, 3.0% and 4.5% by the Company, Shanghai Yinnan, Taicang Zhongding, Shuangbai No. 1, Junlian Yige, Zhongjin Qichen, Zhongjin Pucheng, Sinotrans and Zhuhai Yuanqi, respectively, and continue to be a subsidiary of the Company.

IMPLICATIONS UNDER THE LISTING RULES

Prior to the completion of the Capital Contribution under the Agreement, CSA Logistics is the wholly-owned subsidiary of the Company. Pursuant to the Agreement, as a result of the Capital Contribution, the Company’s equity interest in CSA Logistics will decrease, which constitutes a deemed disposal of the Company under Chapter 14 of the Listing Rules.

As one or more of the applicable percentage ratios for the transactions contemplated under the Agreement is above 5% and less than 25%, the Capital Contribution will constitute a discloseable transaction and is therefore subject to the reporting and announcement requirements but is exempt from the shareholders’ approval requirements under the Listing Rules.

THE AGREEMENT

Date

21 December 2020

Parties

(1)	CSA Logistics

(2)	The Company

(3)	Shanghai Yinnan

(4)	Taicang Zhongding

(5)	Shuangbai No. 1

(6)	Junlian Yige

(7)	Zhongjin Qichen

(8)	Zhongjin Pucheng

(9)	Sinotrans

(10)	Zhuhai Yuanqi

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, save for Shuangbai No.1’s equity interest of 14.1% in SAGA, which is an insignificant subsidiary (as defined under the Listing Rules) of the Company, Shanghai Yinnan, Taicang Zhongding, Junlian Yige, Zhongjin Qichen, Zhongjin Pucheng, Sinotrans and Zhuhai Yuanqi and their respective ultimate beneficial owner(s) (other than two of the ten ultimately beneficial owners of Zhuhai Yuanqi as of today, namely, He Xiaoqun (何曉群) (as the chairman of the board of directors of CSA Logistics) and Liu Zubin (劉祖斌) (as the general manager of CSA Logistics)) are third parties independent of the Company and its connected persons.

Registered Capital of CSA Logistics and Capital Commitment in CSA Logistics

Pursuant to the Agreement, the parties agreed that the Capital Contribution shall be made in the following manners:

Shanghai Yinnan

Shanghai Yinnan will contribute the amount of RMB745.4545462 million (of which RMB181.818182 million will be contributed as the registered capital of CSA Logistics and RMB563.6363642 million will be contributed as the capital reserve of CSA Logistics).

Taicang Zhongding

Taicang Zhongding will contribute the amount of RMB745.4545462 million (of which RMB181.818182 million will be contributed as the registered capital of CSA Logistics and RMB563.6363642 million will be contributed as the capital reserve of CSA Logistics).

Shuangbai No. 1

Shuangbai No. 1 will contribute the amount of RMB745.4545462 million (of which RMB181.818182 million will be contributed as the registered capital of CSA Logistics and RMB563.6363642 million will be contributed as the capital reserve of CSA Logistics).

Junlian Yige

Junlian Yige will contribute the amount of RMB372.7272731 million (of which RMB90.909091 million will be contributed as the registered capital of CSA Logistics and RMB281.8181821 million will be contributed as the capital reserve of CSA Logistics).

Zhongjin Qichen

Zhongjin Qichen will contribute the amount of RMB141.6363655 million (of which 34.545455 million will be contributed as the registered capital of CSA Logistics and RMB 107.0909105 million will be contributed as the capital reserve of CSA Logistics).

Zhongjin Pucheng

Zhongjin Pucheng will contribute the amount of RMB44.7272731 million (of which RMB10.909091 million will be contributed as the registered capital of CSA Logistics and RMB 33.8181821 million will be contributed as the capital reserve of CSA Logistics).

Sinotrans

Sinotrans will contribute the amount of RMB223.6363655 million (of which RMB54.545455 million will be contributed as the registered capital of CSA Logistics and RMB 169.0909105 million will be contributed as the capital reserve of CSA Logistics).

Zhuhai Yuanqi

Zhuhai Yuanqi will contribute the amount of RMB335.4545462 million (of which RMB81.818182 million will be contributed as the registered capital of CSA Logistics and RMB253.6363642 million will be contributed as the capital reserve of CSA Logistics).

The Company will not make any capital contribution. Each of Shanghai Yinnan, Taicang Zhongding, Shuangbai No. 1, Junlian Yige, Zhongjin Qichen, Zhongjin Pucheng, Sinotrans and Zhuhai Yuanqi shall pay its share of the Capital Contribution in CSA Logistics in cash. Upon completion of the Capital Contribution under the Agreement, the registered capital of CSA Logistics will be increased from RMB1 billion to RMB1.818181820 billion. After the completion of the Capital Contribution, the funds will be used by CSA Logistics for general working capital.

Since the capital increase of CSA Logistics was conducted through a public tender process (listing-for-sale) (公開掛牌) on the SUAEE, the above amounts of capital contribution to CSA Logistics were determined according to the regulations of the SUAEE in relation to capital increase and by the competitive negotiation team (consisted of five people appointed by the Company and CSA Logistics and randomly selected from the database of capital increase experts of the SUAEE) pursuant to the requirements of the relevant regulations of the SUAEE.

The deemed disposal as a result of the Capital Contribution will not result in the recognition of any gain or loss in profit or loss of the Group.

As at the date of this announcement and prior to completion of the Capital Contribution contemplated under the Agreement, CSA Logistics is a wholly-owned subsidiary of the Company. After completion of the Capital Contribution contemplated under the Agreement, CSA Logistics will be owned as to approximately 55.0%, 10.0%, 10.0%, 10.0%, 5.0%, 1.9%, 0.6%, 3.0% and 4.5% by the Company, Shanghai Yinnan, Taicang Zhongding, Shuangbai No. 1, Junlian Yige, Zhongjin Qichen, Zhongjin Pucheng, Sinotrans and Zhuhai Yuanqi, respectively, and continue to be a subsidiary of the Company.

Payment and Transfer of equity interests in CSA Logistics

The parties to the Agreement agree that CSA Logistics will issue a payment notice to Shanghai Yinnan, Taicang Zhongding, Shuangbai No. 1, Junlian Yige, Zhongjin Qichen, Zhongjin Pucheng, Sinotrans and Zhuhai Yuanqi within 3 working days of the date on which all the conditions precedents to the Capital Contribution as stated in the Agreement have been fulfilled or within 3 working days of the date on which a written waiver of the conditions precedents is issued by the party or parties receiving the conditions precedent.

Shanghai Yinnan, Taicang Zhongding, Shuangbai No. 1, Junlian Yige, Zhongjin Qichen, Zhongjin Pucheng and Sinotrans shall pay the full amount of their respective shares of the Capital Contribution in one lump sum within the payment period stated in such payment notice. Shanghai Yinnan, Taicang Zhongding, Shuangbai No. 1, Junlian Yige, Zhongjin Qichen, Zhongjin Pucheng and Sinotrans may coordinate with the SUAEE to transfer the guarantee payment made by them to the SUAEE to CSA Logistics as part of their payment in respect of their respective shares of the Capital Contribution.

Zhuhai Yuanqi shall pay its initial share of the Capital Contribution, meaning the amount corresponding to its 3.6% share of the registered capital of the Company after the Capital Contribution, within 100 working days of the date on which the Agreement was signed by all parties to the Agreement or before 31 March 2021, whichever is later. Zhuhai Yuanqi shall pay its remaining share of the Capital Contribution, meaning the amount corresponding to its 0.9% share of the registered capital of the Company after the Capital Contribution, within 3 years of the date on which the Agreement was signed by all parties to the Agreement (i.e. no later than 31 December 2023).

After the completion day of the Agreement, being the last day of the payment period stated in the payment notice issued by CSA Logistics, Shanghai Yinnan, Taicang Zhongding, Shuangbai No. 1, Junlian Yige, Zhongjin Qichen, Zhongjin Pucheng, Sinotrans and Zhuhai Yuanqi shall become the shareholders of CSA Logistics. CSA Logistics shall, within 3 working days of the receipt of the amounts of the respective shares of the Capital Contribution of Shanghai Yinnan, Taicang Zhongding, Shuangbai No. 1, Junlian Yige, Zhongjin Qichen, Zhongjin Pucheng, Sinotrans and Zhuhai Yuanqi, provide a receipt stamped with its official seal to each such party.

Composition of the Board of Directors

After the completion of the Capital Contribution contemplated under the Agreement, the board of directors of CSA Logistics will comprise 7 directors, with 4 directors to be appointed by the Company, 1 director to be appointed by Shanghai Yinnan, 1 director to be appointed by Taicang Zhongding, and 1 director to be appointed by Shuangbai No. 1.

Restrictions on Transfer of Equity Interest in CSA Logistics

Unless as otherwise agreed or stipulated, within the Lock-up Period, no Shareholder shall directly or indirectly sell, transfer, pass, charge, pledge, grant a lien on or dispose of any of its shares in CSA Logistics or any of its rights or obligations under the Agreement in any other manner or set up any restrictions as to the rights of any of its shares in CSA Logistics or any of its rights or obligations under the Agreement. The direct or indirect transfer of the shares of CSA Logistics by any Shareholder to other entities under the common control with such Shareholder is not subject to the aforementioned Lock-up Period and does not require the consent of other non-transferring Shareholders. The other non-transferring Shareholders agree to waive their right of first purchase in such scenario. However, no Shareholder shall abuse such right to transfer to sell, transfer, pass or dispose of its shares of CSA Logistics under false pretences.

After the Lock-up Period, any Shareholder intending to transfer its shares of CSA Logistics to a third party that is not under the common control with such Shareholder shall notify the other non-transferring Shareholders in writing of the conditions of such transfer. Such transfer shall be approved by more than half of the other non-transferring Shareholders. The approving non-transferring Shareholders have to hold more than 50% of the voting rights held by all non-transferring Shareholders. The existing Shareholders shall have a right of first purchase in this scenario, except for the freely tradable shares of CSA Logistics after its initial offering (if any).

REASONS FOR AND BENEFITS OF ENTERING INTO THE AGREEMENT

The Capital Contribution serves to introduce other strategic investors and the employee shareholding platform of CSA Logistics as investors of CSA Logistics in order to further regulate the corporate governance structure at the subsidiary level of the Company, establish a sound market-oriented performance appraisal and salary distribution system, and improve overall operational efficiency and competitiveness. At the same time, it will realize the mixed ownership reform and capital increase plan in relation to CSA Logistics and the Company, introduce strategic investors with synergies and promote the integration of resources within the logistics industry and between upstream and downstream through equity cooperation, which will in turn help CSA Logistics achieve its goal of transforming into an internationally competitive modern logistics service provider.

The Directors (including the independent non-executive Directors) consider that, although the transactions contemplated under the Agreement are not in the ordinary and usual course of business of the Group, the Agreement was entered into after an arm’s length negotiation among the Company, CSA Logistics, Shanghai Yinnan, Taicang Zhongding, Shuangbai No. 1, Junlian Yige, Zhongjin Qichen, Zhongjin Pucheng, Sinotrans and Zhuhai Yuanqi and the terms in the Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole. Additionally, the Directors (including the independent non-executive Directors) consider that the transactions contemplated under the Agreement are on normal commercial terms or better and are beneficial to the operation and long-term development of the Group and in the interests of the Company and its shareholders as a whole.

INFORMATION OF THE PARTIES

THE COMPANY

The principal business activity of the Company is that of civil aviation.

CSA LOGISTICS

Prior to the completion of the transactions contemplated under the Agreement, CSA Logistics is the wholly-owned subsidiary of the Company, which is established in June 2018. Its principal business includes aviation transportation industry, international freight agency, air freight agency services, air cargo packaging services, loading, unloading and handling services, road cargo transportation agency, cargo inspection agency services, cargo customs declaration agency services, combined transportation agency services and packaging, loading, unloading and transportation full service agency.

The following table contains certain financial information of CSA Logistics which is prepared in accordance with the PRC Accounting Standards:

	For the 10 months ended 31 October 2020 (unaudited) RMB (million)	For the year ended 31 December 2019 (audited) RMB (million)	From establishment in June 2018 to 31 December 2018
Total assets	4,631	2,787	—
Net assets	2,607	811	—
Revenue	12,285	8,540	—
Net profit before tax	4,382	492	—
Net profit after tax	3,260	368	—

Note: CSA Logistics was established in June 2018 and its financial information was not available for 2018.

SHANGHAI YINNAN

Shanghai Yinnan was established in November 2020, whose principal business is enterprise management and consultancy. Its ultimate beneficial owner is shareholder is HIGASHI MICHIHIRO.

TAICANG ZHONGDING

Taicang Zhongding was established in October 2020, whose principal business is equity investments. Its ultimate beneficial owner is Yan Li (嚴力).

SHUANGBAI NO. 1

Shuangbai No. 1 was established in September 2019, whose principal business is equity investments. This partnership is controlled by China Reform Holdings Corporation Ltd. (中國國新控股有限責任公司). China Reform Holdings Corporation Ltd. (中國國新控股有限責任公司) is a state-owned enterprise. As at the date of this announcement, Shuangbai No. 1 held 14.1% of equity interest in SAGA, which is an insignificant subsidiary (as defined under the Listing Rules) of the Company.

JUNLIAN YIGE

Junlian Yige was established in October 2000, whose principal business is equity investments, investment management and asset management with private equity. Its ultimate beneficial owners are Zhu Linan (朱立南) , Chen Hao (陳浩) and Wang Nengguang (王能光).

ZHONGJIN QICHEN

Zhongjin Qichen was established in June 2017, whose principal business is investments in non-listed companies and investments in non-public issuance of shares of listed companies and the relevant consultancy services. Zhongjin Qichen is controlled by Zhongjin Capital Operation Co., Ltd., which is a wholly-owned subsidiary of China International Capital Corporation Limited. China International Capital Corporation Limited is a company listed on the Shanghai Stock Exchange (A shares) and the Stock Exchange (H shares).

ZHONGJIN PUCHENG

Zhongjin Pucheng was established in April 2012, whose principal business is investment management, investment consultancy services, the import and export of goods and technology, domestic cargo transportation agency services and warehousing (except dangerous goods). Zhongjin Pucheng is a wholly-owned subsidiary of China International Capital Corporation Limited. China International Capital Corporation Limited is a company listed on the Shanghai Stock Exchange (A shares) and the Stock Exchange (H shares).

SINOTRANS

Sinotrans was established in November 2002 and is China’s leading integrated logistics service provider and integrator providing customers with customized professional logistics solutions and integrated full supply chain logistics services. Its principal business includes professional logistics, agency and related businesses, e-commerce, etc. Sinotrans is a state-owned enterprise.

ZHUHAI YUANQI

Zhuhai Yuanqi was established in October 2020. Zhuhai Yuanqi is a platform through which CSA Logistics’ employees hold the equity interests in CSA Logistics and has no other principal business except holding the equity interests in CSA Logistics. Currently, this partnership is managed by He Xiaoqun (何曉群), Liu Zubin (劉祖斌) and Zhang Dezhi (張德志) (collectively the “Managing Personnel”) on behalf of themselves and other 7 CSA Logistics’ employees. There are five limited partners in Zhuhai Yuanqi, each of which holds approximately 19.8% in Zhuhai Yuanqi and is a limited partnership managed by the Managing Personnel. The ultimately beneficial owners of such limited partnerships are 10 different CSA Logistics’ employees (including the Managing Personnel), each of which holds approximately 49.5% interest in one of such limited partnerships (as the limited partners of Zhuhai Yuanqi). It is expected that more CSA Logistics’ employees will acquire an interest in Zhuhai Yuanqi in the future.

IMPLICATIONS UNDER THE LISTING RULES

Prior to the completion of the Capital Contribution under the Agreement, CSA Logistics is the wholly-owned subsidiary of the Company. Pursuant to the Agreement, as a result of the Capital Contribution, the Company’s equity interest in CSA Logistics will decrease, which constitutes a deemed disposal of the Company under Chapter 14 of the Listing Rules.

As one or more of the applicable percentage ratios for the transactions contemplated under the Agreement is above 5% and less than 25%, the Capital Contribution will constitute a discloseable transaction of the Company and is therefore subject to the reporting and announcement requirements but is exempt from the shareholders’ approval requirements under the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Agreement”	the capital increase agreement entered into on 21 December 2020 among the Company, CSA Logistics, Shanghai Yinnan, Taicang Zhongding, Shuangbai No. 1, Junlian Yige, Zhongjin Qichen, Zhongjin Pucheng, Sinotrans and Zhuhai Yuanqi;

“Board”	the board of Directors;

“Capital Contribution”	the proposed capital contribution in CSA Logistics by Shanghai Yinnan, Taicang Zhongding, Shuangbai No. 1, Junlian Yige, Zhongjin Qichen, Zhongjin Pucheng, Sinotrans and Zhuhai Yuanqi pursuant to the Agreement;

“Company”	China Southern Airlines Company Limited, a joint stock limited company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“CSA Logistics”	China Southern Airlines Cargo Logistics (Guangzhou) Company Limited* (南 方航空貨運 物流（廣州 ）有限公司 ), a company established and validly existing under the laws of PRC and a wholly-owned subsidiary of the Company prior to the completion of the transactions contemplated under the Agreement;

“Directors”	the directors of the Company;

“Group”	the Company and its subsidiaries;

“Junlian Yige”	Zhuhai Junlian Yige Equity Investment Enterprise (Limited Partnership)* (珠 海君聯 逸格 股權投 資企 業（有 限合 夥）), a partnership established and validly existing under the laws of PRC;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Lock-up Period”	three years from the date on which Shanghai Yinnan, Taicang Zhongding, Shuangbai No. 1, Junlian Yige, Zhongjin Qichen, Zhongjin Pucheng, Sinotrans and Zhuhai Yuanqi are registered as the shareholders of CSA Logistics holding 45% of CSA Logistics’ registered capital by the competent industrial and commercial administration management authority that has jurisdiction over the area in which CSA Logistics is located;

“PRC”	the People’s Republic of China, for the purposes of this announcement, exclusively refer to Mainland China and excludes Hong Kong, Macau and Taiwan;

“RMB”	Renminbi, the lawful currency of the PRC;

“SAGA”	Southern Airlines General Aviation Co., Ltd. (南航通用航空有限公司), a company established and validly existing under the laws of PRC and a non wholly-owned subsidiary of the Company;

“Shanghai Yinnan”	Shanghai Yinnan Enterprise Management Partnership (Limited Partnership)* (上海隱南企業管理合夥企業（有限合夥）), a partnership established and validly existing under the laws of PRC;

“Shareholder(s)”	the holder(s) of the equity interest in CSA Logistics;

“Shuangbai No. 1”	Guoxin Shuangbai No. 1 (Hangzhou) Equity Investment Partnership (Limited Partnership) (國新雙百壹號（杭州）股權投資合夥企業（有限合夥）), a partnership established and validly existing under the laws of PRC;

“Sinotrans”	Sinotrans Limited ( 中國外運 股份有限公 司 ), a company established and validly existing under the laws of PRC;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“SUAEE ”	Shanghai United Assets and Equity Exchange (上海聯合產權交易所 ), an exchange platform for the trading of assets and equities;

“Taicang Zhongding”	Taicang Zhongding Yuanxiang Equity Investment Partnership (Limited Partnership)* ( 太倉市鐘鼎遠祥股權投資合夥企業（有限合夥） ), a partnership established and validly existing under the laws of PRC;

“Zhongjin Pucheng”	Zhongjin Pucheng Investment Co., Ltd.* ( 中金 浦成投資有限公司 ), a company established and validly existing under the laws of PRC;

“Zhongjin Qichen”	Zhongjin Qichen (Suzhou) Emerging Industry Equity Investment Fund Partnership (Limited Partnership)* (中金啟辰（蘇州）新興產業股權投資基 金合夥 企業 （有限 合夥 ） ), a partnership established and validly existing under the laws of PRC; and

“Zhuhai Yuanqi”	Zhuhai Yuanqi Enterprise Management Partnership (Limited Partnership)* (珠海員祺企業 管理合夥企 業（有限合 夥） ), a partnership established and validly existing under the laws of PRC.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

22 December 2020

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

*	For identification purposes only